50 Fremont Street San Francisco, CA 94105 Tel 415.983.1000 Fax 415.983.1200	MAILING ADDRESS P. O. Box 7880 San Francisco, CA 94120 www.pillsburylaw.com

December 28, 2005	Justin D. Hovey Phone: 415.983.6117 justin.hovey@pillsburylaw.com

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn: Ms. Karen J. Garnett, Assistant Director

Re:	Potlatch Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-128403)

Ladies and Gentlemen:

On behalf of Potlatch Holdings, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 27, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1. We note your response to comment no. 1 and have reviewed revised screen shots from the online voting website. In particular, we note the following language: “To confirm your vote according to the Company’s recommendations, please click the ‘Continue’ button below.” This procedure is inconsistent with the paper proxy card and is not appropriate because it suggests that investors may bypass the voting preferences

December 28, 2005

that follow. Please remove this option from electronic voting. In addition, please confirm that the default preference will be eliminated before the stockholders access the online voting website.

Response: The Registrant has been advised by Computershare that the sentence in the red box on the top of the first screen (i.e., “To vote according to the Company’s recommendations, please click the “Continue” button below.”) and the second sentence in the red box on the second screen (i.e., “To confirm your vote according to the Company’s recommendations, please click the “Continue” button below.”) cannot be removed from the online voting website. As a result, unless the Staff advises the Registrant that it can proceed with the current construction of the online voting website, it will not offer online voting to its stockholders and will remove all references regarding the same from the Registration Statement.

Background of REIT conversion and the Merger, page 38

2. We note your response to comment no. 6. Please tell us whether the omitted presentation materials address matters related to, or contingent on, the REIT conversion.

Response: The Registrant’s response to the Staff’s Comment No. 2 is being supplementally provided to the Staff on the date hereof under a request for confidential treatment under 17 C.F.R. § 200.83 (“Section 83”).

3. We note that Goldman Sachs calculated the percentage of the total value of all Potlatch’s assets represented by the Potlatch TRS stock based on a third party appraisal of Potlatch’s timberland assets. Please revise your disclosure to identify the third party. Also, please tell us whether Goldman Sachs or Potlatch ordered the appraisal and provide a copy of the appraisal for us to review.

Response: The Registrant has made the requested revisions. In addition, the third party appraisal is being supplementally provided to the Staff on the date hereof under a request for confidential treatment under Section 83.

4. Please revise to clearly state, if true, that Goldman Sachs’ analysis and presentation did not include an analysis of the proposed merger. In addition, please discuss the board’s separate consideration of the merger proposal, if any. The current disclosure indicates that the board made a separate determination that the merger is advisable, fair to, and in the best interest of Potlatch and its stockholders, but it is not clear what information the board considered in connection with the merger proposal.

Response: The Registrant has made the requested revisions.

Our Reasons for the REIT Conversion and the Merger, page 40

5. We note your response to comment no. 9 and the revised disclosure. We continue to note, however, that not all the considerations associated with the REIT conversion included in the September 16, 2005 Goldman Sachs presentation are provided in the disclosure. Specifically, we note that the prospectus does not disclose the following:

December 28, 2005

•	the estimated amount of average annual tax savings from 2006-2010;

•	the fact that market and REIT rules will limit future non-timber investments, and the TRS equity value permitted by the REIT asset tests; and

•	the impact on a sale of timberland or the stock of your TRS.

Please expand the disclosure to include and quantify these considerations, or tell us why you have omitted them.

Response: With respect to the first item above regarding the estimated amount of the average annual tax savings from 2006-2010, the Registrant notes that the board of directors of Potlatch Corporation did not rely on a specific amount of future estimated tax savings when reaching its determination to proceed with the REIT conversion. Rather, the board considered that as a REIT it generally will not be subject to federal income tax on whatever income it generates from its timberlands and distributes to its stockholders. To the extent that the board relied on any specific figure, that would be the pro forma tax savings for 2004 and the nine months ended September 30, 2005. The Registrant has added disclosure reflecting these considerations. With respect to the second and third items, the Registrant has made the requested revisions. The Registrant believes that the section entitled “Our Reasons for the REIT Conversion and the Merger” reflects all material factors considered by the board.

Part II

Exhibit 5 – Legal Opinion

6. We note your response to comment no. 16 and the revised opinion. We note the statement in the second paragraph of the opinion that the Special E&P Distribution Shares will be validly issued, fully paid and non-assessable “when the Board of Directors of the Company or a duly authorized committee of such Board . . . has take all necessary corporate action to approve the issuance of the Special E&P Distribution Shares and related matters and when the Special E&P Distribution Shares have been issued by the Company in accordance with such Board action and in payment of the special E&P distribution.” We continue to believe that it is not appropriate for the opinion to assume legal matters, including that the board will take all necessary action to approve the issuance of the shares. Please revise or advise.

Response: Counsel has made the requested revisions to the legal opinion.

Exhibit 8(a)

7. We note your response to prior comment 13. The revised opinion, however, does not opine on the tax consequences of the special E&P distribution. It is not sufficient for counsel to opine on the accuracy of the disclosure in the prospectus. Please provide a revised opinion that specifically addresses the tax consequences of the special E&P distribution, or file a copy of the IRS letter ruling as an exhibit to the registration statement.

Response: The Registrant expects to file the IRS letter ruling in an exhibit-only amendment to the Registration Statement.

December 28, 2005

In addition to the revisions referred to above in response to the Staff’s comments, Amendment No. 4 to the Registration Statement also contains revisions for the following purposes:

•	The Registrant has added six million shares to the number of shares to be registered in connection with the special E&P distribution to make certain that the Registrant will have sufficient registered shares to complete this transaction. The Registrant’s common stock price can be expected to fall as of the ex-dividend date and the stock portion of the special E&P distribution will be paid with shares valued after that date. Accordingly, it is prudent to assume a stock price lower than the current trading range in estimating the number of shares that may be issued. Further, the Registrant has changed the disclosure relating to the estimated number of shares that stockholders will receive based on an assumed share price that reflects the assumed per share amount of the distribution (i.e., the approximate current share price less the assumed amount of the distribution per share);

•	Amendment No. 4 to the Registration Statement reflects the fact that the board of directors of Potlatch Corporation has now given final approval to the REIT conversion as of January 1, 2006; and

•	Amendment No. 4 to the Registration Statement reflects the fact that Potlatch Corporation has entered into the amended and restated credit facility described in previous filings.

If you have any questions, please do not hesitate to call Blair White at (415) 983-7480 or me at (415) 983-6117. Comments can also be sent via facsimile at (415) 983-1200.

Very truly yours,

/s/ Justin D. Hovey

Justin D. Hovey

cc:	L. Pendleton Siegel
Gerald L. Zuehlke
Ralph M. Davisson

B.W. White
J.D. Rayis